UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 27, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code no. 12793

NOTICE TO THE MARKET

A FIBRIA CELULOSE S.A. (“Fibria” or “Companhia”) (B3: FIBR3 | NYSE: FBR) hereby informs its shareholders and the market in general that on April 26, 2018 the Board of Directors became aware of the resignation presented by Mrs. Maria Paula Soares Aranha and by Mr. José Écio Pereira da Costa Júnior as alternate members of the Board of Directors, which will become effective as of May 1, 2018.

Maria Paula Soares Aranha held the position of alternate member of the Company’s Board of Directors between April 2013 and 2018, also acting as Coordinator and member of the Company’s Statutory Audit Committee.

José Écio Pereira da Costa Júnior held the position of alternate member of the Company’s Board of Directors between April 2013 and 2018, also acting as member of the Company’s Statutory Audit Committee. Prior to that, José Écio Pereira da Costa Júnior held the position of Chairman of the Company’s Fiscal Council between December 2009 and April 2013.

We extend our deepest gratitude to Mrs. Maria Paula Soares Aranha and Mr. José Écio Pereira da Costa Júnior for their contribution to the Company’s success over the last years.

São Paulo, April 27, 2018.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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